UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRVIATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐  No    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐  No    ☑

Press Releases

On August 1, 2016, the registrant announced its unaudited financial results for the second quarter ended June 30, 2016. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the registrant’s reported U.S. dollar results; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators, and the registrant’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the second quarter ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou, Chief Financial Officer

Date: August 2, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the second quarter ended June 30, 2016.

Exhibit 99.1

Changyou Reports Second Quarter 2016 Unaudited Financial Results

Beijing, China, August 1, 2016– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•	Total revenues were US$129 million(1), representing a decrease of 36% year-over-year and 1% quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenues were US$99 million, representing a decrease of 42% year-over-year and 3% quarter-over-quarter, in line with the Company’s guidance.

•	Non-GAAP(2) net income attributable to Changyou.com Limited was US$36 million, exceeding the Company’s guidance by US$1 million. This compares with US$52 million in the second quarter of 2015 and US$31 million in the first quarter of 2016.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS(3) was US$0.68. This compares with US$0.95 in the second quarter of 2015 and US$0.58 in the first quarter of 2016.

Mr. Dewen Chen, CEO, commented, “Since we set forth our strategy of ‘Top Games, Big IP and Mass Marketing’ at the beginning of the year, we have worked hard to fortify a strong mobile game pipeline. Starting in the third quarter, we will be releasing more high quality titles to the market. To adapt to the emerging market trends, we are now moving towards a more diversified strategy with a focus on MMORPG, e-sports and card combat games. TLBB PC game and TLBB 3D mobile game are both stable and we will continue to launch new expansion packs to extend the longevity of these games.”

Mr. Qing Wei, Chief Games Development Officer added, “The development of our new Legacy TLBB mobile game is on track. The feedback that we have received is that the game has recreated TLBB’s PC experience on mobile and meets the expectation of game players. We will continue to make improvements to the game based on testing results and user feedback.”

Ms. Jasmine Zhou, CFO of Changyou added, “We are pleased that we arrived at the top end of our revenue guidance and exceeded our non-GAAP net income guidance. Online game revenues remained stable at around $100 million compared to the first quarter. Excluding the impact of foreign exchange, online game revenues are expected to be sequentially stable in the third quarter. With more games coming to the market in the next two to three quarters, we expect online game revenues to gradually recover.”

(1)	For the second quarter of 2016, on a yearly basis, the depreciation of the RMB against the U.S. dollar impacted our reported financial results. On a constant exchange rate basis, total revenues in the second quarter of 2016 would have been US$9 million higher, down 32% instead of 36% year-over-year.
(2)	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
(3)	Each ADS represents two Class A ordinary shares.

Second Quarter 2016 Operational Results

•	Total average monthly active accounts(4) of the Company’s PC games were 2.9 million, representing a decrease of 34% year-over-year and 3% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older PC games.

•	Total average monthly active accounts of the Company’s mobile games were 2.4 million, representing a decrease of 58% year-over-year and 25% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older mobile games.

•	Total quarterly aggregate active paying accounts(5) of the Company’s PC games were 1.0 million, representing a decrease of 9% both year-over-year and quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older PC games.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.6 million, representing a decrease of 57% year-over-year and 25% quarter-over-quarter. The year-over-year and the quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older mobile games.

Second Quarter 2016 Unaudited Financial Results

Revenues

Total revenues were US$129 million, representing a decrease of 36% year-over-year and 1% quarter-over-quarter.

Online game revenues were US$99 million, representing a decrease of 42% year-over-year and 3% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline in revenues of older games, such as TLBB and TLBB 3D, and a decrease in Web game revenues upon the completion of the sale of the 7Road business during the third quarter of 2015.

Online advertising revenues were US$12 million, representing a decrease of 24% year-over-year and an increase of 46% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC games being marketed on the 17173 Website. The quarter-over-quarter increase was mainly due to a seasonal pickup typical for advertising in the second quarter of 2016.

Internet value-added services (“IVAS”) revenues were US$5 million, representing a decrease of 23% year-over-year and 17% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were a result of lower revenues from mobile internet products in the second quarter of 2016.

Other revenues, which consist of cinema advertising revenues, were US$14 million, representing an increase of 61% year-over-year and flat quarter-over-quarter. The year-over-year increase reflected the strong growth of China’s movie and cinema industry in general.

(4)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(5)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit

GAAP and non-GAAP gross profit were both US$87 million, representing a decrease of 39% year-over-year and 1% quarter-over-quarter. GAAP and non-GAAP gross margins were both 68%, compared with GAAP and non-GAAP gross margins of 70% and 71%, respectively, in the second quarter of 2015, and 68% for both in the first quarter of 2016.

GAAP and non-GAAP gross profit of the online games business were both US$74 million, representing a decrease of 42% and 43% year-over-year, respectively, and a decrease of 3% for both quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 74%, compared with 75% in the second quarter of 2015 and 75% in the first quarter of 2016.

GAAP and non-GAAP gross profit of the online advertising business were both US$9 million, representing a decrease of 23% year-over-year and an increase of 61% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 79%, compared with 79% in the second quarter of 2015 and 72% in the first quarter of 2016. The quarter-over-quarter increase in gross margins was due to an increase in online advertising revenues which reflected a seasonal pickup typical for advertising in the second quarter of 2016.

GAAP and non-GAAP gross profit for the IVAS business were both US$2 million, compared with a gross profit of US$1 million in the second quarter of 2015 and a gross profit of US$2 million in the first quarter of 2016.

GAAP and non-GAAP gross profit of the other business were both US$3 million, compared with US$1 million in the second quarter of 2015 and US$4 million in the first quarter of 2016.

Operating expenses

Total operating expenses were US$58 million, representing a decrease of 40% year-over-year and an increase of 9% quarter-over-quarter.

Product development expenses were US$31 million, representing a decrease of 26% year-over-year and an increase of 4% quarter-over-quarter. The year-over-year decrease was due to a reduction in salary and benefits expenses, which reflected a reduction in headcount during the past year and a reduction in severance payments. The quarter-over-quarter increase was due to an increase in share-based compensation expense(6) compared with the first quarter of 2016.

Sales and marketing expenses were US$13 million, representing a decrease of 60% year-over-year and an increase of 7% quarter-over-quarter. The year-over-year decrease was mainly because of a change in marketing strategy from large-scale offline campaigns in the second quarter of 2015 to a more targeted online marketing approach for promoting new mobile games. The quarter-over-quarter increase was mainly due to an increase in marketing spending to promote new games.

General and administrative expenses were US$14 million, representing a decrease of 39% year-over-year and an increase of 24% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in share-based compensation expense(7), as well as a reduction in salary and benefits expenses, which reflected a reduction in headcount during the past year. The quarter-over-quarter increase was mainly due to an increase in share-based compensation expense(6) compared with the first quarter of 2016.

(6)	The increase in share-based compensation expense was triggered by an increase in the market price for the Company’s ADSs compared to the first quarter of 2016.
(7)	The decrease in share-based compensation expense was triggered by a decrease in the market price for the Company’s ADSs compared to the second quarter of 2015.

Operating profit

Operating profit was US$29 million, compared with US$45 million in the second quarter of 2015 and US$34 million in the first quarter of 2016.

Non-GAAP operating profit was US$33 million, compared with US$52 million in the second quarter of 2015 and US$33 million in the first quarter of 2016.

Other Income

Other income was US$4 million, compared with US$2 million in the second quarter of 2015 and US$4 million in the first quarter of 2016.

Income tax expense

The Company’s main operating entity in China is a “High and New Technology Enterprise” and as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

Income tax expense was US$5 million, compared with US$8 million in the second quarter of 2015 and US$8 million in the first quarter of 2016.

Net income

Net income was US$33 million, which compares with US$43 million in the second quarter of 2015 and US$33 million in the first quarter of 2016.

Non-GAAP net income was US$37 million, which compares with US$50 million in the second quarter of 2015 and US$32 million in the first quarter of 2016.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net income attributable to non-controlling interests were both US$0.4 million. This compares with both a GAAP and non-GAAP net loss of US$2 million and US$1 million, respectively, in the second quarter of 2015, and a GAAP and non-GAAP net income of US$0.5 million in the first quarter of 2016. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in MoboTap Inc., the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$33 million, compared with US$45 million in the second quarter of 2015 and US$32 million in the first quarter of 2016. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.62. This compares with US$0.84 in the second quarter of 2015 and US$0.61 in the first quarter of 2016.

Non-GAAP net income attributable to Changyou.com Limited was US$36 million. This compares with US$52 million in the second quarter of 2015 and US$31 million in the first quarter of 2016. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.68. This compares with US$0.95 in the second quarter of 2015 and US$0.58 in the first quarter of 2016.

Liquidity

As of June 30, 2016, Changyou had net cash(8) of US$822 million, compared with US$755 million as of December 31, 2015.

Operating cash flow for the second quarter of 2016 was a net inflow of US$62 million.

Business Outlook

For the third quarter of 2016, Changyou expects:

•	Total revenues to be between US$125 million and US$135 million, including online game revenues of US$90 million to US$100 million;

•	Non-GAAP net income attributable to Changyou.com Limited to be between US$25 million and US$30 million;

•	Non-GAAP fully diluted net income attributable to Changyou.com Limited per ADS to be between US$0.47 and US$0.56;

•	A tax expense adjustment to be made in the third quarter, which may lead to increases in Non-GAAP net income attributable to Changyou.com and Non-GAAP fully diluted net income per ADS attributable to Changyou.com from our current projections;

•	Assuming no new grants of share-based awards and at constant share price, share-based compensation expense to be between US$2.0 million and US$2.4 million.

For the third quarter 2016 guidance, the Company has adopted a presumed exchange rate of RMB6.7 = US$1.00, as compared with the actual exchange rate of approximately RMB6.26 = US$1.00 for the third quarter 2015, and RMB6.53=US$ 1.00 for the second quarter 2016.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

(8)	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current and non-current restricted time deposits, and non-current time deposits, minus short-term bank loans.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued valuation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 26, 2016, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, August 1, 2016 (7 p.m. Beijing/Hong Kong, August 1, 2016).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
China Mainland:	+86-400-1200-539
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on August 1, 2016 through August 8, 2016. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	9175968

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6192-0800
E-mail:	ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp
Christensen
Phone:	+1-480-614-3004
Email:	lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
Revenues:
Online game	$99,226	$102,529	$172,350
Online advertising	11,541	7,885	15,143
IVAS	4,844	5,862	6,270
Others	13,549	13,564	8,391

Total revenues	129,160	129,840	202,154
Cost of revenues:
Online game (includes share-based compensation expense of $17, $(7) and $43 respectively)	25,383	26,133	43,929
Online advertising (includes share-based compensation expense of $0, $0 and $0 respectively)	2,370	2,174	3,232
IVAS(includes share-based compensation expense of $0, $0 and $0 respectively)	3,114	3,959	5,384
Others	11,017	9,584	7,132

Total cost of revenues	41,884	41,850	59,677
Gross profit	87,276	87,990	142,477
Operating expenses:
Product development (includes share-based compensation expense of $1,334, $(540) and $2,194 respectively)	31,112	30,057	41,952
Sales and marketing (includes share-based compensation expense of $299, $(103) and $268 respectively)	13,353	12,453	33,091
General and administrative (includes share-based compensation expense of $1,762, $(624) and $4,586 respectively)	13,668	11,023	22,367

Total operating expenses	58,133	53,533	97,410

Operating profit	29,143	34,457	45,067
Interest income	3,233	2,840	4,095
Foreign currency exchange gain / (loss)	2,450	(607)	(160)
Other income	3,522	3,847	1,905

Income before income tax expense	38,348	40,537	50,907
Income tax expense	(5,012)	(7,734)	(7,509)

Net income	33,336	32,803	43,398
Less: Net income/ (loss) attributable to non-controlling interests	402	513	(1,515)

Net income attributable to Changyou.com Limited	$32,934	$32,290	$44,913

Basic net income per ADS attributable to Changyou.com Limited	$0.63	$0.62	$0.85

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,254	52,241	52,706

Diluted net income per ADS attributable to Changyou.com Limited	$0.62	$0.61	$0.84

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,113	52,876	53,264

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2016	As of Dec. 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$568,168	$569,917
Accounts receivable, net	43,342	67,959
Short-term investments	118,820	174,515
Restricted time deposits(9)	—	227,285
Deferred tax assets	4,593	4,673
Prepaid and other current assets	344,783	227,719

Total current assets	1,079,706	1,272,068

Non-current assets:
Fixed assets, net	203,817	214,306
Goodwill	110,722	111,082
Intangible assets, net	20,142	25,139
Restricted time deposits(9)	—	127,454
Time deposits	135,393	—
Deferred tax assets	7,950	12,729
Other assets, net	7,821	16,728

Total non-current assets	485,845	507,438

TOTAL ASSETS	$1,565,551	$1,779,506

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$47,467	$42,166
Accounts payable and accrued liabilities	367,404	275,926
Short-term bank loans(9)	—	344,500
Tax payables	2,992	27,423
Deferred tax liabilities	25,461	24,884

Total current liabilities	443,324	714,899

Long-term liabilities:
Long-term deferred tax liabilities	3,531	3,616
Long-term accounts payable	438	1,004
Long-term tax payable	13,908	—
Other long-term liabilities	722	738

Total long-term liabilities	18,599	5,358

Total liabilities	461,923	720,257
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	1,074,475	1,029,479
Non-controlling interests	29,153	29,770

Total shareholders’ equity	1,103,628	1,059,249

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,565,551	$1,779,506

(9)	Changyou had repaid all of the remaining bank loans of $345 million, and restricted time deposits of $355 million that secured these loans had been released during the first quarter of 2016.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$73,843	17	73,860
Online advertising gross profit	9,171	0	9,171
IVAS gross profit	1,730	0	1,730
Other gross profit	2,532	0	2,532

Gross profit	$87,276	17	87,293

Gross margin	68%		68%

Operating profit	$29,143	3,412	32,555

Operating margin	23%		25%

Net income	$33,336	3,412	36,748

Net income attributable to Changyou.com Limited	$32,934	3,404	36,338

Net margin attributable to Changyou.com Limited	25%		28%

Diluted net income attributable to Changyou.com Limited per ADS	$0.62		0.68

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,113		53,759

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2016
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$76,396	(7)	76,389
Online advertising gross profit	5,711	0	5,711
IVAS gross profit	1,903	0	1,903
Other gross profit	3,980	0	3,980

Gross profit	$87,990	(7)	87,983

Gross margin	68%		68%

Operating profit	$34,457	(1,274)	33,183

Operating margin	27%		26%

Net income	$32,803	(1,274)	31,529

Net income attributable to Changyou.com Limited	$32,290	(1,283)	31,007

Net margin attributable to Changyou.com Limited	25%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.61		0.58

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,876		53,870

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuation in the market price for the Company’s ADS, as certain share-based compensation expense needs to be re-measured based on the fair value of each period end until the grant date is established.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$128,421	43	128,464
Online advertising gross profit	11,911	0	11,911
IVAS gross profit	886	0	886
Other gross profit	1,259	0	1,259

Gross profit	$142,477	43	142,520

Gross margin	70%		71%

Operating profit	$45,067	7,091	52,158

Operating margin	22%		26%

Net income	$43,398	7,091	50,489

Net income attributable to Changyou.com Limited	$44,913	7,072	51,985

Net margin attributable to Changyou.com Limited	22%		26%

Diluted net income attributable to Changyou.com Limited per ADS	$0.84		0.95

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,264		54,989

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.